SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C.  20549


                               FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                      ACT OF 1934 [FEE REQUIRED]


              For the Fiscal Year Ended December 31, 1999

                                  OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



                    Commission File Number 2-62223



         SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
                       (Full title of the plan)




                          ENTERGY CORPORATION
                           639 Loyola Avenue
                     New Orleans, Louisiana  70113
          (Issuer and address of principal executive office)

         SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES

                           Table of Contents


                                                                Page
                                                               Number

(a)Financial Statements:

   Report of Independent Accountants                             2

   Statements of Net Assets Available for Benefits
     as of December 31, 1999 and 1998                            3

   Statement of Changes in Net Assets Available for
     Benefits for the Year Ended December 31, 1999               4

   Notes to Financial Statements                                 5

(b)Supplemental Schedules:

   Schedule of Assets Held for Investment
     Purposes at End of Year                                    14

   Schedule of Reportable Transactions
     for the Year Ended December 31, 1999                       20

   Signature                                                    21

(c)Exhibit:

   Consent of PricewaterhouseCoopers LLP                        22

                   REPORT OF INDEPENDENT ACCOUNTANTS



To the Trustee and Participants of the
Savings Plan of Entergy Corporation and Subsidiaries

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings Plan of Entergy Corporation and Subsidiaries (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes at End of Year and of Reportable Transactions for the Year Ended December 31, 1999 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP

New Orleans, Louisiana
June 23, 2000


          SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
             STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                             December 31,
                                                       1999            1998
INVESTMENTS:
   Participant Directed:
      Cash and temporary cash investments           $ 27,762,550   $  37,386,017
      Entergy Corporation common stock                51,735,759      50,617,747
      Mutual funds                                   410,757,763     371,669,596
      Common trust funds                             127,558,401      94,857,180
      Guaranteed investment contracts                 28,406,989      40,763,433
      Synthetic investment contracts                 185,017,457     157,866,975
      Loans to participants                           29,662,767      28,286,458
   Non-Participant Directed:
      Entergy Corporation common stock               322,856,754     385,697,484
                                                  --------------  --------------
                                                   1,183,758,440   1,167,144,890

RECEIVABLES:
   Participants' contributions                         2,095,084         793,863
   Employer contributions                                594,278         264,865
   Interest receivables                                   63,428              55
                                                  --------------  --------------
                                                       2,752,790       1,058,783

      Net Assets Available for Benefits           $1,186,511,230  $1,168,203,673
                                                  ==============  ==============

See Notes to Financial Statements.

           SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                   For the Year Ended December 31, 1999



                                                Participant    Non-Participant
                                                  Directed        Directed           Total
Additions:
   Investment income:
       Dividend                                 $ 23,585,632    $ 13,829,466      $ 37,415,098
       Interest                                    2,650,161               -         2,650,161
       Net realized and unrealized appreciation/
            (depreciation) of investments         60,815,370     (66,862,129)       (6,046,759)
                                                ------------    ------------    --------------
            Total investment income               87,051,163     (53,032,663)       34,018,500

   Contributions:
       Participant                                50,204,975               -        50,204,975
       Employer - net of forfeitures                       -      14,854,324        14,854,324
                                                ------------    ------------    --------------
            Total contributions                   50,204,975      14,854,324        65,059,299
                                                ------------    ------------    --------------
            Total                                137,256,138     (38,178,339)       99,077,799

   Distributions to withdrawing participants      60,443,934      20,326,308        80,770,242
                                                ------------    ------------    --------------

    Net increase (decrease) before transfers      76,812,204     (58,504,647)       18,307,557
                                                ------------    ------------    --------------

Interfund transfers                                3,801,627      (3,801,627)                -
                                                ------------    ------------    --------------

Net increase (decrease)                           80,613,831     (62,306,274)       18,307,557

Net Assets Available for Benefits
       Beginning of Year                         782,241,066     385,962,607     1,168,203,673
                                                ------------    ------------    --------------
       End of Year                              $862,854,897    $323,656,333    $1,186,511,230
                                                ============    ============    ==============

See Notes to Financial Statements.


          SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES

                       Notes to Financial Statements


Note 1.    General Description of the Plan

The following description of the Savings Plan of Entergy Corporation and Subsidiaries (Entergy Savings Plan) is provided for general information only. Entergy Savings Plan participants should refer to the Entergy Savings Plan document for a more complete description of the Entergy Savings Plan's provisions.

General: The Entergy Savings Plan is a defined contribution plan of Entergy Corporation and Subsidiaries, collectively the System Companies, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The ERISA provisions set forth the requirements for participation, vesting of benefits, fiduciary conduct for administering and handling of assets, and disclosure of Entergy Savings Plan information.

Effective December 31, 1998, the Gulf States Utilities Company Employee Stock Ownership Plan (GSU ESOP) was merged with and into the Entergy Savings Plan. As of that date, the GSU ESOP transferred all assets into the Entergy Savings Plan, and there was no loss of benefit options to participants or reduction of accrued benefits as a result of the plan merger.

The Entergy Savings Plan constitutes two features qualified under Internal Revenue Code Section 401 as follows:

     o A Profit Sharing feature which is a defined contribution plan;
       and
     o A Stock Bonus feature which constitutes an Employee Stock
       Ownership Plan (ESOP).

Trustee: The Entergy Savings Plan utilizes T. Rowe Price Trust Company as its trustee and T. Rowe Price Retirement Plan Services, Inc. as its recordkeeper. The following table represents the Entergy Savings Plan's investments, which are managed by its trustee or affiliates of its trustee.

     o Entergy Corporation Common Stock Fund
     o Entergy Stable Income Fund
     o Balanced Fund
     o Equity Income Fund
     o Equity Index Trust Fund
     o Blue Chip Growth Fund
     o New Horizons Fund
     o New Income Fund
     o International Stock Fund
     o Participants' Loans
     o Employee Stock Ownership Plan

Eligibility:   The  Profit  Sharing feature  is  available  to  all
employees of the System Companies who satisfy a six-month service requirement.

There will be no future enrollments of eligible employees in the ESOP as a result of Entergy fully utilizing all of its investment tax credits as discussed below.

Contributions: Profit Sharing contributions made by or on behalf of participants are deposited with the trustee. Participants may elect to contribute, through payroll deductions, up to a total of six percent of their annual base salary (basic). The employing System company will make matching contributions to the Entergy Savings Plan in an amount equal to fifty percent of a participant's basic contribution (matching). Participants may make additional contributions up to a total of ten percent of their annual base salary (supplemental) for which there are no matching contributions. Basic and supplemental contributions may be made on a before-tax basis (401(k) contributions), an after-tax basis, or a combination of both. Contributions are limited by federal tax legislation. The limit for the 1999 401(k) elected deferrals was $10,000 per participant.

The Entergy Savings Plan provides that certain taxable amounts received by an employee which originated from an employee benefit plan qualified under Section 401(a) of the Internal Revenue Code of 1986 (the Code), as amended, may be accepted under the Entergy Savings Plan as rollover contributions (Rollover).

ESOP contributions were contributed based on the expected utilization of additional investment tax credits in the applicable Federal income tax return of Entergy Corporation and its subsidiaries and on expected voluntary participant contributions. As a result of Entergy fully utilizing all of its investment tax credits, there were no 1999 contributions to the ESOP and there will be no future contributions by the System Companies or participants. The ESOP continues to invest the accumulated fund balance and any income thereon in shares of Entergy Corporation common stock.

Investments: Matching contributions based on participant elected deferrals are invested by the Trustee in the non-participant directed Entergy Corporation Common Stock Fund. Participant contributions are invested as directed by participants in accordance with the Entergy Savings Plan's investment options. Earnings on participant contributions are allocated based on participants' account balances.

Under the Entergy Savings Plan, matching contributions are invested in Entergy Corporation common stock and generally cannot be moved to other Entergy Savings Plan investment funds. However, participants are allowed to transfer a portion of their matching contributions into other Entergy Savings Plan investment funds if they are at least 55 years of age and have 10 years of participation in the Entergy Savings Plan. Years of participation in the Gulf State Utilities Company Employee's Thrift Plan also count for this purpose.

The value of investments may fluctuate with changes in market conditions. The amount of risk varies based on the fund's investment goals and composition. Participants should realize the risk associated with each investment when determining how to invest their contributions.

Participant accounts: Each participant's account is credited with the participant's contribution and allocation of the System Companies' matching contribution and net earnings of the Entergy Savings Plan. Allocations are based on participant earnings or account balances, as defined.

Vesting: Amounts contributed by participants in the Profit Sharing feature are fully vested at all times. Profit Sharing participants become fully vested in the matching account upon completion of five years of service except for all Entergy Gulf States employees who were eligible to participate in the GSU Thrift Plan and who transferred into the Entergy Savings Plan on January 1, 1995 or December 31, 1997. These employees were immediately vested in all past and future matching contributions. Amounts contributed to the ESOP by participants and the System Companies are fully vested at the time of deposit.

In-Service withdrawals: While employed, participants of the Profit Sharing feature may, with certain restrictions, withdraw all or a portion of the value of their basic and supplemental contributions, Rollover, and System Individual Retirement Accounts. Such withdrawals may include all or a portion of the value of their basic and supplemental before-tax accounts if the participant has attained age 59-1/2. Withdrawals of before-tax contributions may be subject to a 10% premature distribution tax unless the participant is age 59-1/2 or older. The Profit Sharing Plan also has a financial hardship withdrawal provision.

A dividend pass through feature was added to the Profit Sharing feature allowing eligible participants to either receive a cash distribution of their Entergy Corporation common stock dividends held in the non-participant directed Entergy Corporation Common Stock Fund or reinvest it in the Profit Sharing feature. Eligible participants include all participants who are fully vested in their balance in the non-participant directed Entergy Corporation Common Stock Fund.

While employed, participants of the ESOP may, with certain restrictions, withdraw a portion of their account or transfer it to another fund after the participant completes an 84-month holding period or after the participant reaches age 55 and completes 10 years of plan participation. The amount of in-service withdrawal is limited by provisions of the Code applicable to the ESOP and may be subject to an additional 10% premature distribution tax unless the participant is age 59-1/2 or older. Withdrawals from the ESOP are in the form of stock certificates, plus cash for the value of any fractional share. Participants of the Entergy Savings Plan who meet the same age and plan participation requirements may also transfer a portion of their account balance to another fund.

Loans to participants: The Entergy Savings Plan has a loan provision whereby participants who are actively employed may borrow an amount from their eligible account up to a maximum of 50% of the vested balance of their account or $50,000, whichever is less. The amount borrowed is deducted from the participant's eligible account and repaid with interest based on the prime rate plus 1% in accordance with an established schedule. The loan must be repaid within 4-1/2 years, or 20 years if for the acquisition of a primary residence. If a participant with an outstanding loan separates from service, the remaining principal balance of the loan is treated as a taxable distribution to the participant unless the amount is repaid in full within a specified period from the date of separation.

Payment of Benefits: Participants of the Profit Sharing Plan become eligible to receive a single-sum distribution of the entire vested value of the Profit Sharing Plan accounts upon termination of employment, retirement, disability or death. There are certain provisions regarding deferral of distributions, installment distributions for terminated participants, retirees, and disabled participants, minimum account balances, and mandatory distributions.

Upon leaving a System company, participants of the ESOP become eligible to receive a single-sum distribution of the entire share balance of their ESOP account, with certain additional provisions regarding distribution deferral of account balances in excess of $5,000 and mandatory distribution upon attaining age 70-1/2. Generally, there are tax consequences associated with receiving a distribution from the Plan, unless the taxable portion is rolled over to an individual retirement account or another retirement plan account which qualifies under Internal Revenue Code Sections 408(a) or 401(a), respectively. Additionally, a 10% penalty tax for early withdrawal applies, unless the distribution is received after age 59-1/2 or the participant satisfies one of the legal exemptions to such tax. Distributions from the ESOP are in the form of stock certificates, plus cash for the value of any fractional share.

Inactive accounts: Participants are allowed, under the provisions of the Entergy Savings Plan, to defer receipt of their vested account balance upon separation from the Entergy Savings Plan until age 70-1/2. The amount allocated to such participants was $196,267,171 at December 31, 1999.

Forfeitures: Upon termination of employment for reasons other than retirement, disability, or death, the portion of the employee's account in which he/she is not vested at the time of termination shall be forfeited and credited to the Profit Sharing Plan Forfeiture Account. Amounts forfeited for the year ended December 31, 1999 were $540,513. Forfeitures are used first to pay administrative expenses and the residual to reduce employer contributions.


Note 2.   Summary of Significant Accounting Policies

Basis of presentation: The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of estimates in the preparation of financial statements: The preparation of the Entergy Savings Plan financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect reported amounts in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits, such as those regarding fair value. Adjustments to the reported amounts may be necessary in the future to the extent that future estimates or actual results are different from the estimates used in the financial statements.

Investment valuation: Cash and temporary cash investments and loans to participants are valued at cost, which approximates fair value. Investments in equity and fixed income securities are stated at their fair value as determined by quoted market prices on the valuation date, in compliance with the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

The values of guaranteed investment contracts (GICs) are recorded at contract value, which approximates fair market value. Contract value represents amounts invested under the GICs, plus interest earned and reinvested through the valuation date at the contracted rate. The values of synthetic investment contracts (SICs) are recorded at contract value, which approximates fair market value, because participants are guaranteed a return of principal and accrued interest. SICs are similar to GICs except that the assets of a SIC are placed in a trust with ownership by the Entergy Savings Plan and a financially responsible third party issues a wrapper contract. A wrapper contract is an insurance policy that guarantees a stated rate of return on specific Entergy Savings Plan assets placed in the trust.

Payment of benefits: Benefits payable for terminations and withdrawals are recorded when paid. This accounting method differs from that required in the Internal Revenue Service and Department of Labor Form 5500 which requires benefits payable to be accrued and charged to net assets in the period the liability arises.

Income recognition: The difference in fair value from one period to the next is recognized and included in net realized and unrealized appreciation (depreciation) of investments in the accompanying Statement of Changes in Net Assets Available for Benefits. The net appreciation (depreciation) also includes realized gains and losses.

Purchases and sales of securities are accounted for on a trade-date basis. Dividends are recorded on the ex-dividend date.

Administrative expenses: All costs and expenses of administering the Entergy Savings Plan, except expenses incurred in the direct acquisition or disposition of stock and investment manager fees, are paid first by forfeitures of the Profit Sharing feature and then by Entergy Corporation.

Interest and dividend income: Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Concentration of credit risk: The Entergy Savings Plan invests in GICs and SICs which are subject to credit risk with respect to the insurance companies. The potential credit risk of the GICs as of December 31, 1999 is $28,406,989. The potential credit risk for the SICs represents the amount by which the contract value exceeds the fair value of the SIC assets in the trust. As of December 31, 1999, the contract value of the SIC assets was $185,017,457, which exceeded the fair value by $7,443,159. The Entergy Savings Plan provisions set investment guidelines addressing investment diversification, quality, maturity and performance standards prescribed to mitigate the potential credit risk.

New Accounting Pronouncement: The Statement of Net Assets Available for Benefits as of December 31, 1998 has been reclassified to conform to the current year's presentation, due to the implementation of American Institute of Certified Public Accountants Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Investments and Other Disclosure Matters.


Note 3.   Contracts With Insurance Companies

The Entergy Stable Income Fund of the Entergy Savings Plan invests in a diversified portfolio of GICs and SICs issued by insurance companies and other financial institutions. The average yield for the Entergy Stable Income Fund was approximately 6% for 1999 and 1998. The crediting interest rates varied from 6.06%-6.60% for 1999 and 1998.


Note 4.   Investments in Excess of Five Percent

The following represents investments in excess of five percent of the current value of net assets available for benefits as of December 31, 1999 and 1998:

Participant Directed:                           1999           1998
Equity Index Trust Fund                     $127,558,401  $ 94,857,180
Mutual Funds:
  Equity Income Fund                        $113,826,219  $125,667,401
  Blue Chip Growth Fund                     $164,863,603  $130,192,719
  New Horizons Fund                         $ 62,870,586          *
Fixed Income Securities:
  Stable Income Fund:
    Rabobank Nederland SIC Assets           $ 72,441,605          *
    Commonwealth Life Insurance Company
     and Transamerica Life Insurance and
     Annuity Company SIC Assets             $ 93,374,980  $ 94,321,189

Non-Participant Directed:
Entergy Corporation Common Stock            $322,856,754  $385,697,484

* Did not exceed five percent of the current value of net assets available for benefits as of December 31, 1998.

Note 5.  Tax Status

Entergy Savings Plan obtained its latest determination letter on March 26, 1997, in which the Internal Revenue Service stated that the Entergy Savings Plan, as then designed, was in compliance with the applicable requirements of the Code. The Entergy Savings Plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe that the Entergy Savings Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Entergy Savings Plan's financial statements.


Note 6.   Entergy Savings Plan Termination

Although it has not expressed any intent to do so, the System Companies have the right under the Entergy Savings Plan to discontinue their contributions at any time and to terminate the Entergy Savings Plan subject to the provisions of ERISA. In the event that the Entergy Savings Plan is terminated, subject to conditions set forth in ERISA, the Entergy Savings Plan provides that all participants will be fully vested and the net assets of the Entergy Savings Plan be distributed to participants in proportion to their respective vested interests in such net assets at that date.


Note 7. Plan Amendments

The Entergy Savings Plan was amended and restated effective January 1, 1999 to incorporate certain provisions required by the Retirement Protection Act of 1994, the Uniformed Services Employment and Reemployment Rights Act of 1974, the Small Business Job Protection Act of 1996, and the Taxpayer Relief Act of 1997, and to clarify existing provisions under the plan. The Entergy Savings Plan was amended again on December 30, 1999, but effective July 14, 1999, to include employees employed by Entergy Nuclear Generation Company.


Note 8.   Related Party Transactions

Certain of the Entergy Savings Plan investments are shares in funds managed by T. Rowe Price Trust Company who is the trustee, as defined by the Entergy Savings Plan and, therefore, these investments and investment transactions qualify as party-in-interest transactions. As the Entergy Savings Plan holds common stock of Entergy Corporation as an investment, these investments and investment transactions also qualify as party-in-interest transactions. The year-end market price of Entergy Corporation common stock was $25.75 and $31.13 at December 31, 1999 and 1998, respectively.

Note 9.   Reconciliation to Form 5500

As of December 31, 1999, the Entergy Savings Plan had approximately $286,795 of pending distributions to participants who elected to withdraw from the Entergy Savings Plan. These amounts are recorded as a liability in the Entergy Savings Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with generally accepted accounting principles.

The following reconciles the financial statements to the Entergy Savings Plan Form 5500 for the plan year ended December 31, 1999:

                                           Net Assets
                                         Available for
                                            Benefits     Benefits Paid
Per financial statements                $1,186,511,230    $80,770,242
Pending distributions to participants         (286,795)       286,795
                                        --------------    -----------
Per Form 5500                           $1,186,224,435    $81,057,037
                                        ==============    ===========

There was no difference in net assets available for benefits or in the net increase in net assets available for benefits for the year ended December 31, 1998 from that reported in the Form 5500.

                        SUPPLEMENTAL SCHEDULES

           SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
                            Schedule of Assets
                       Held for Investment Purposes
                             at End of Year

                     E.I.N. 72-1229752 (Plan No. 003)

                                                                                          Number                      Current
Description                                                                              of Shares        Cost         Value
Cash and temporary cash investments                                                         N/A       $ 27,762,550  $ 27,762,550
                                                                                                      ------------  ------------
Entergy Corporation common stock, $.01 par *                                             14,547,282    359,504,840   374,592,513

MUTUAL FUNDS:
T. Rowe Price Trust Company*:
       Balanced Fund *                                                                    2,530,999     41,119,567    49,835,370
       Equity Income Fund *                                                               4,587,917    110,975,640   113,826,219
       Blue Chip Growth Fund *                                                            4,536,698    108,774,779   164,863,603
       New Horizons Fund *                                                                2,283,712     51,399,032    62,870,586
       New Income Fund *                                                                    679,091      5,983,376     5,541,386
       International Stock Fund *                                                           726,253     11,128,521    13,820,599
                                                                                         ----------   ------------  ------------
            TOTAL MUTUAL FUNDS                                                           15,344,670   $329,380,915  $410,757,763
                                                                                         ----------   ------------  ------------
COMMON TRUST FUND:
T. Rowe Price Trust Company*:
       Equity Index Trust Fund *                                                          3,310,626   $ 84,022,558  $127,558,401
                                                                                         ----------   ------------  ------------

                                                                              Interest   Maturity                     Current
                                                                                Rate       Date           Cost         Value
ENTERGY STABLE INCOME FUND:
       Guaranteed Investment Contracts (GICs):
          New York Life Insurance Company                                         6.30%    12/27/00      4,574,527     4,574,527
          GE Life & Annuity                                                       6.06%     6/27/01      5,599,034     5,599,034
          GE Life & Annuity                                                       6.10%     9/26/01      5,552,425     5,552,425
          Protective Life Insurance Company                                       6.49%     3/15/00      6,632,704     6,632,704
          Protective Life Insurance Company                                       6.60%     3/20/01      6,048,299     6,048,299
                                                                                                      ------------  ------------
              Total GICs                                                                              $ 28,406,989  $ 28,406,989
                                                                                                      ------------  ------------
       Synthetic Investment Contracts (SICs):
         Caisse des Depots et Cosignations Investment
            Management Corporation SIC Assets:
            Government obligations:
                 FHR 1552 EA                                                      5.85%     1/15/17        245,486       245,225
                 FHR 1724 PO                                                      0.00%     5/15/01      7,720,295     8,138,250
                 FNR 1993-95 FE                                                   5.66%     6/25/08      1,218,505     1,221,566
                 FNR 1993-235 E                                                   0.00%     9/25/23        365,848       374,536
                 FNR 1994-42 E                                                    5.75%     9/25/18      1,083,374     1,072,110
                 GNMA 8660                                                        6.63%     7/20/25        707,800       706,026
         Total Caisse des Depots et Cosignations Investment                                           ------------  ------------
            Management Corporation SIC Assets                                                         $ 11,341,308  $ 11,757,713
                                                                                                      ------------  ------------

                                                                              Interest   Maturity         Cost       Current
                                                                                Rate       Date                        Value
         Rabobank Nederland SIC Assets:
            Non-government obligations:
                 AMERICAN EXPRESS                                                 6.40%     4/15/05      2,073,438     1,980,029
                 AMERICAN EXPRESS                                                 5.90%     4/15/04      2,048,828     1,939,724
                 BMW                                                              6.54%     4/25/04        249,967       247,338
                 CITIBANK                                                         5.30%      1/9/06        973,320       966,327
                 CITIBANK                                                         5.80%      2/7/05      2,036,406     1,986,580
                 DISCOVER                                                         5.80%     9/16/03      1,986,875     2,015,236
                 DIST. FI                                                         5.70%     2/16/09        499,590       492,612
                 DIST. FI                                                         6.88%    11/15/16        499,832       493,795
                 FIRST NATIONAL BANK                                              6.15%     9/15/04      1,990,938     1,971,507
                 FIRST U.S.                                                       6.42%     3/17/05      2,069,922     1,986,873
                 FIRST U.S.                                                       5.28%     9/18/06        975,664       940,857
                 ONYX                                                             7.00%    11/15/04        749,816       747,248
                 SEARS CREDIT                                                     6.20%     7/16/07      2,049,766     1,974,611
                 ABBEY NATIONAL MTN                                               6.69%    10/17/05        311,220       293,737
                 ALLTEL CORP DEB                                                  6.75%     9/15/05        277,150       266,872
                 AMERICAN HOME PRODUCTS                                           7.70%     2/15/00        316,050       309,237
                 AMERITECH CAP                                                    6.15%     1/15/08        549,098       525,007
                 ANZ BANKING GR                                                   7.55%     9/15/06        499,240       507,310
                 ARCHER DANIELS MIDLAND COMPANY                                   0.00%      5/1/02      1,684,320     1,687,560
                 ASSOC CORP. OF NA SNR NTS                                        7.60%    12/17/02      1,610,805     1,540,105
                 AT&T CORP NT                                                     7.00%     5/15/05        321,180       298,771
                 BANKAMERICA CORP                                                 7.20%     9/15/02      1,054,610     1,024,090
                 BANKAMERICA CORP                                                10.00%      2/1/03        571,705       559,068
                 BANKERS TRUST NY                                                 8.13%     5/15/02      1,558,335     1,544,643
                 BHP FINANCE USA                                                  7.88%     12/1/02        392,273       381,391
                 CAMPBELL SOUP CO SNR NTS                                         6.15%     12/1/02      1,551,870     1,473,968
                 CHASE MANHATTAN SUB NT                                           7.13%     6/15/09        516,110       487,898
                 COMMERCIAL CREDIT NOTE                                           6.88%      5/1/02      1,026,200     1,008,448
                 COX COMMUNICATION NEW NT                                         6.38%     6/15/00        497,455       501,472
                 DAIMLER BENZ NO AMER MTN                                         7.38%     9/15/06        510,885       503,168
                 EOG UNNT                                                         6.00%    12/15/08        968,480       885,637
                 FARMERS INS EXCH 144A                                            8.50%      8/1/04        543,545       525,018
                 FORD MOTOR CREDIT CORP                                           6.63%     6/30/03        496,480       490,962
                 FORD MOTOR CREDIT SR NT                                          6.55%     9/10/02      1,035,780     1,007,796
                 GENERAL MOTORS ACCEPTANCE CORP                                   6.75%      2/7/02      1,022,750     1,019,630
                 HELLER FINANCIAL INC NTS                                         6.44%     10/6/02        498,200       498,468
                 INGERSOLL-RAND CO                                                6.26%     2/15/01      1,000,000     1,014,810
                 KANSALLIS-OSAKE-PANKKI                                          10.00%      5/1/02        566,925       538,113
                 LEHMAN BROS HLDGS MTN                                            7.00%     5/24/00        499,585       513,647
                 LIBERTY MUTUAL INS 144A                                          8.20%      5/4/07        536,300       508,192
                 MERRILL LYNCH                                                    6.00%     2/12/03      1,524,105     1,486,645
                 MERRILL LYNCH & CO MTN                                           5.71%     1/15/02        498,605       500,955
                 MERRILL LYNCH NOTES                                              8.00%      2/1/02      1,035,700     1,051,813
                 MET LIFE 144A SURPLUS NT                                         6.30%     11/1/03        484,235       484,165
                 MORGAN STANLEY GROUP NTS                                         9.38%     6/15/01        542,145       518,463
                 NATIONWIDE MUTUAL LIFE                                           6.50%     2/15/04        495,100       495,003
                 NATL RURAL UTIL NTS                                              6.38%    10/15/04      1,003,480       975,088
                 PACIFIC GAS & ELECTRIC CO                                        7.88%      3/1/02        529,425       510,201
                 PDVSA FINANCE 144A                                               6.65%     2/15/06        499,038       423,954
                 PHILIP MORRIS                                                    6.80%     12/1/03        498,670       481,558
                 PITNEY BOWES CREDIT CORP                                         5.50%     4/15/04        500,000       477,741
                 PUBLIC SERVICE ELECTRIC & GAS                                    8.88%      6/1/03        414,221       381,842
                 ROCKWELL INTL NT                                                 6.75%     9/15/02      1,572,075     1,517,273
                 SALOMON SMITH BARNEY                                             6.25%     1/15/05        496,925       488,555
                 SANTANDER FIN ISS LTD                                            7.00%      4/1/06        498,390       492,920
                 SEARS ROEBUCK ACCEPTANCE SNR NTS                                 6.05%     2/18/03      1,520,130     1,467,670
                 SOUTHERN CAL EDISON                                              6.38%     1/15/06        496,380       489,088
                 SOUTHWEST AIR DEB                                                8.75%    10/15/03        109,269       106,528
                 THE GAP INC NOTES                                                6.90%     9/15/07        310,953       296,615
                                                                                                      ------------  ------------
            Subtotal non-government obligations                                                       $ 51,649,759  $ 50,303,832
                                                                                                      ------------  ------------
            Government and agency obligations:
                 FHLMC 15YR GOLD E7-2049                                          6.00%      9/1/13         41,818        39,844
                 FHLMC 15YR GOLD E7-3619                                          6.00%     12/1/13        776,971       740,407
                 FHLMC 15YR GOLD E7-4845                                          6.00%      2/1/14      1,434,339     1,366,200
                 FHLMC 15YR GOLD E0-0625                                          6.00%      2/1/14      2,149,574     2,047,702
                 FHLMC 15YR GOLD E7-5233                                          6.00%      1/1/14        967,893       922,056
                 FHLMC 15YR GOLD E7-4438                                          6.00%      1/1/14        247,177       235,471
                 FHR 2083 VC                                                      6.50%     9/15/05      1,498,129     1,478,946
                 GNMA II 002359M                                                  7.00%     1/20/27        746,222       733,465
                 GNMA I 392442X                                                   8.00%     7/15/24         34,404        34,707
                 GNMA I 403923X                                                   8.00%     7/15/24        219,762       221,698
                 GNMA I 414564X                                                   7.50%     8/15/25        231,467       228,579
                 GNMA I 416123X                                                   7.50%     1/15/26        206,313       208,414
                 GNMA I 317516X                                                   8.50%     2/15/22        104,591       103,867
                 GNMA I 317696X                                                   8.50%     2/15/22         87,515        86,909
                 GNMA I 336918X                                                   8.50%    12/15/22        110,741       109,974
                 GNMA I 421739X                                                   7.50%     6/15/26        221,744       224,929
                 GNMA I 424000X                                                   7.50%     9/15/26        182,820       185,445
                 GNMA I NEW 387187X                                               6.50%     2/15/24        596,659       586,226
                 FED FARM CREDIT BANK MTN                                         8.80%     1/31/02        326,016       323,957
                 FNMA 31359MDN0                                                   5.63%     3/15/01      2,017,440     2,014,845
                 FNMA 313586O72                                                   8.25%    12/18/00      2,060,440     2,039,898
                 FNMA 3135866A2                                                   6.80%     1/10/03      1,040,300     1,032,620
                 FNMA 31359MDF7                                                   5.25%     1/15/03      1,469,760     1,477,873
                 FNMA 31364BQL7                                                   5.82%     12/5/00        979,766       999,103
                 FEDERAL HOME LOAN BANKS                                          7.56%     2/27/02      4,826,250     4,694,638
                                                                                                      ------------  ------------
             Subtotal government and agency obligations                                               $ 22,578,111  $ 22,137,773
                                                                                                      ------------  ------------
          Total Rabobank Nederland SIC Assets                                                         $ 74,227,870  $ 72,441,605
                                                                                                      ------------  ------------
          Commonwealth Life Insurance Company and Transamerica Life
            Insurance and Annuity Company SIC Assets:
            Non-government obligations:
                 ABN AMRO BK SUB NT                                               7.13%     6/18/07        517,915       488,366
                 ALLTEL CORP DEB                                                  6.75%     9/15/05        698,006       672,122
                 AMERITECH CAP                                                    6.15%     1/15/08        499,180       477,279
                 AMLT 98-1 AG                                                     6.43%     3/25/28      1,797,398     1,685,211
                 ARISTAR INC SR NT                                                6.30%     7/15/00        980,950     1,026,610
                 BANC ONE CORP                                                    7.60%      5/1/07      1,063,880     1,010,057
                 BANKBOSTON N.A.                                                  7.00%     9/15/07      1,019,990       981,811
                 BAXTER INTERNATIONAL INC                                         9.50%     6/15/08      1,222,290     1,114,772
                 BHP FINANCE USA                                                  5.63%     11/1/00        956,850       999,815
                 BK OF NY                                                         7.78%     12/1/26        771,975       687,483
                 BOEING CO DEB                                                    8.75%     8/15/21      1,136,010     1,132,056
                 CCIMT                                                            6.05%     1/15/10        943,828       952,047
                 CELT                                                             5.80%     8/15/05      1,469,883     1,450,878
                 CITIZENS UTILITY DEB                                             7.00%     11/1/25        933,110       923,767
                 CONOCO INC SNR NTS                                               5.90%     4/15/04        698,992       675,413
                 DAIMLER BENZ NO AMER MTN                                         7.38%     9/15/06      1,021,770     1,006,335
                 DFS                                                              6.90%    11/15/16        999,664       987,589
                 ELI LILLY & CO NT                                                7.13%      6/1/25        933,470       959,828
                 FORD CAPITAL B V GTD NT                                          9.90%     5/15/02      1,107,900     1,070,248
                 GMAC MTN                                                         7.05%     4/23/02      1,028,650     1,015,595
                 GTE CALIFORNIA DEB                                               6.70%      9/1/09        981,140       970,923
                 HERTZ CORP                                                       6.63%     5/15/08      1,992,560     1,886,591
                 HOUSTON LTG & PWR                                                9.15%     3/15/21      1,141,340     1,132,902
                 LBCMT                                                            6.78%     4/15/09        908,659       861,491
                 LEHMAN BROS HLDGS MTN                                            9.17%     2/28/02      1,095,240     1,069,862
                 LIBERTY MUTUAL INS                                               8.20%      5/4/07      1,072,600     1,016,383
                 LUCENT TECHNOLOGIES, INC.                                        5.50%    11/15/08        572,482       514,578
                 MATTEL INC NT                                                    6.75%     5/15/00      1,172,603     1,184,218
                 MERRILL LYNCH NOTES                                              6.25%    10/15/08        971,340       927,454
                 MIDLAND BANK PLC                                                 7.63%     6/15/06        267,690       250,087
                 MMCA                                                             6.80%     8/15/03        749,766       751,036
                 NATIONWIDE MUTUAL INSURANCE CO                                   7.50%     2/15/24        935,820       899,503
                 ONYX                                                             6.82%    11/15/03        374,931       375,394
                 ONYX                                                             7.00%    11/15/04        249,939       249,083
                 PDVSA FINANCE LTD                                                6.80%    11/15/08        997,879       806,259
                 PECO                                                             5.80%      3/1/07        960,977       963,663
                 PHILLIP MORRIS COS INC                                           7.25%     9/15/01        798,080       808,894
                 PUB SVS ELEC & GAS FMG                                           6.25%      1/1/07        984,740       962,890
                 SALOMON SMITH BARNEY                                             6.88%     6/15/05      1,029,910       975,206
                 SANTANDER FIN ISSUE LTD                                          6.38%     2/15/11        944,230       909,563
                 ZURICH REINS CENTRE BLDG                                         7.13%    10/15/23        989,667       948,908
                                                                                                      ------------  ------------
            Subtotal non-government obligations                                                       $ 38,993,304  $ 37,782,170

            Government and agency obligations:
                 FNMA                                                             5.25%     1/15/03      5,877,646     5,911,490
                 FEDERAL HOME LOAN BANK                                           7.31%     6/16/04      2,137,734     2,038,692
                 FEDERAL HOME LOAN BANK                                           5.38%      3/2/01      1,993,820     2,011,715
                 FEDERAL HOME LOAN MTG                                            5.00%     2/15/01        343,113       346,259
                 FHLM                                                             6.00%     8/15/07        964,375       964,620
                 FJLMC GOLD C1-9469                                               6.00%     12/1/28      2,872,021     2,676,992
                 FNMA 457024                                                      6.50%      1/1/29        866,427       817,275
                 FNMA 479028                                                      6.50%      1/1/29        827,996       781,025
                 FNMA 445559                                                      6.50%     10/1/28         45,358        42,784
                 FNMA 454777                                                      6.50%     12/1/28         42,797        40,369
                 FNMA 436656                                                      6.50%      8/1/28         55,608        52,454
                 FNMA 480043                                                      6.50%      1/1/29         59,177        55,820
                 FNMA 446690                                                      6.50%     10/1/28         37,430        35,306
                 FNMA 453108                                                      6.50%      1/1/29        668,919       630,972
                 FNMA BENCHMARK NTS                                               5.13%     2/13/04      3,312,225     3,263,539
                 GNMA 293344X                                                     9.50%    11/15/20         14,729        14,713
                 GNMA 299157X                                                     9.50%    11/15/20         15,879        15,862
                 GNMA 149980X                                                    10.00%     7/15/16         13,693        13,829
                 GNMA 153604X                                                    10.00%     3/15/16         43,347        43,777
                 GNMA 156268X                                                    10.00%     5/15/16          8,135         8,216
                 GNMA 156464X                                                    10.00%     9/15/16        202,722       204,734
                 GNMA 158223X                                                    10.00%     4/15/16         42,518        42,940
                 GNMA 164608X                                                    10.00%     9/15/16          9,316         9,409
                 GNMA 166276X                                                    10.00%     5/15/16         60,061        60,657
                 GNMA 174601X                                                    10.00%     8/15/16         56,801        57,365
                 GNMA 206492X                                                    10.00%    12/15/17        238,288       240,516
                 GNMA 234666X                                                    10.00%    11/15/17        351,869       355,158
                 GNMA 255692X                                                    10.00%     4/15/18          4,960         5,009
                 GNMA 285106X                                                    10.00%     4/15/20        406,240       410,273
                 GNMA 780081X                                                    10.00%     2/15/25        150,953       151,931
                 GNMA 780454X                                                     7.00%    10/15/26         82,722        81,532
                 GNMA 415189X                                                     7.00%     3/15/26        499,727       492,538
                 GNMA 780459X                                                     7.00%    11/15/26        390,558       384,940
                 GNMA 370612X                                                     7.00%     2/15/26        338,890       334,014
                 GNMA 373507X                                                     7.00%     2/15/26        316,140       311,592
                 GNMA 516182X                                                     7.00%     7/15/29        443,730       444,299
                 GNMA 481605X                                                     7.00%     7/15/29        501,438       502,080
                 GNMA 500941X                                                     7.00%     8/15/29         24,216        24,247
                 GNMA 507622X                                                     7.00%     6/15/29        439,543       440,106
                 GNMA 494086X                                                     7.00%     8/15/29        476,787       477,398
                 GNMA 488329X                                                     7.00%     1/15/29         53,279        53,347
                 GNMA 507833X                                                     7.00%     4/15/29        484,613       485,234
                 GNMA 491760X                                                     6.50%    12/15/28      3,822,878     3,762,399
                 GNMA 780531X                                                     8.00%     3/15/12        513,842       510,078
                 GNMA II 002359M                                                  7.00%     1/20/27        829,588       815,406
                 GNMA II 002433M                                                  8.00%     5/20/07        416,125       412,628
                 GNMA 344570X                                                     6.00%    12/15/23        167,268       164,227
                 GNMA 354710X                                                     6.00%    12/15/23        195,445       191,892
                 GNMA 357966X                                                     6.00%    12/15/23        272,508       267,554
                 GNMA 359638X                                                     6.00%    12/15/23        166,360       163,335
                 GNMA 359978X                                                     6.00%     1/15/24         83,111        81,600
                 GNMA 372951X                                                     6.00%     1/15/24        157,007       154,153
                 GNMA 375103X                                                     6.00%     4/15/24        142,653       140,060
                 GNMA 381437X                                                     6.00%     1/15/24        176,824       173,609
                 GNMA 405597X                                                     8.00%     3/15/26         28,090        28,294
                 GNMA 314529X                                                     6.00%     1/15/24        277,435       272,392
                 GNMA 780006X                                                     8.50%    11/15/24        171,514       170,121
                 GNMA 780162X                                                     8.50%     6/15/25        233,409       231,514
                 GNMA 422829X                                                     7.00%     5/15/26         27,563        27,166
                 GNMA I 344710X                                                   8.50%     2/15/23         17,460        17,339
                 GNMA I 349384X                                                   7.50%     6/15/23         40,101        39,650
                 GNMA I 353245X                                                   8.50%     4/15/23         19,058        18,926
                 GNMA I 354361X                                                   7.50%     4/15/23         57,020        56,379
                 GNMA I 365444X                                                   7.50%     9/15/25         28,629        28,272
                 GNMA I 366144X                                                   8.00%     7/15/25        198,881       196,082
                 GNMA I 372172X                                                   9.00%    11/15/24          4,850         4,845
                 GNMA I 387064X                                                   8.00%     7/15/25        296,877       292,699
                 GNMA I 390328X                                                   8.50%     2/15/25         28,028        27,800
                 GNMA I 390625X                                                   9.00%     6/15/24         20,444        20,421
                 GNMA I 390628X                                                   9.00%     7/15/24         26,898        26,867
                 GNMA I 391605X                                                   8.00%     5/15/24        299,509       302,147
                 GNMA I 393816X                                                   7.50%     7/15/25         12,236        12,083
                 GNMA I 394224X                                                   8.00%     4/15/25          9,640         9,713
                 GNMA I 394783X                                                   8.00%     7/15/25          5,755         5,674
                 GNMA I 400883X                                                   8.00%     7/15/25        950,184       936,811
                 GNMA I 402013X                                                   9.00%    12/15/24         81,139        81,047
                 GNMA I 402149X                                                   8.00%     7/15/25         97,869        96,492
                 GNMA I 407187X                                                   8.00%     4/15/25        259,750       261,716
                 GNMA I 408788X                                                   7.00%     8/15/25        829,943       817,164
                 GNMA I 409485X                                                   8.00%     7/15/25        102,243       100,804
                 GNMA I 409511X                                                   7.50%     9/15/25         28,687        28,329
                 GNMA I 409912X                                                   8.00%     7/15/25        321,367       316,844
                 GNMA I 409924X                                                   7.00%     8/15/25        827,056       814,321
                 GNMA I 412044X                                                   8.00%     7/15/25         34,576        34,089
                 GNMA I 412478X                                                   7.50%     8/15/25        208,675       211,064
                 GNMA I 413401X                                                   8.00%     7/15/25         57,449        56,641
                 GNMA I 418828X                                                   7.50%    10/15/25        514,872       508,447
                 GNMA I 418836X                                                   7.50%    10/15/25        681,643       673,138
                 GNMA I 419341X                                                   7.50%    12/15/25        134,067       135,602
                 GNMA I 421167X                                                   7.50%     2/15/26        196,413       200,061
                 GNMA I 312859X                                                   8.50%     1/15/22         58,680        58,274
                 GNMA I 318023X                                                   8.50%     5/15/22        182,836       181,569
                 GNMA I 320837X                                                   8.50%     4/15/22         88,616        88,002
                 GNMA I 323079X                                                   8.50%     5/15/22        175,945       174,726
                 GNMA I 339175X                                                   8.50%     1/15/23         21,522        21,373
                 GNMA I 340414X                                                   8.50%    12/15/22        236,464       234,826
                 GNMA I 341924X                                                   8.50%     5/15/23         29,654        29,449
                 GNMA I 342527X                                                   7.50%     2/15/23         17,691        17,492
                 GNMA I 342841X                                                   8.50%    12/15/22        187,246       185,949
                 GNMA I 342846X                                                   9.00%     1/15/23        127,783       127,638
                 GNMA I 780029X                                                   9.00%    11/15/24        252,988       252,700
                 GNMA I 372358X                                                   7.50%     6/15/26        124,387       126,697
                 GNMA I 423558X                                                   7.50%     5/15/26        115,173       117,312
                 GNMA I 423781X                                                   7.50%     5/15/26        115,769       117,920
                 GNMA I 400102X                                                   7.00%     2/15/26        305,588       313,020
                 GNMA I 417290X                                                   7.00%     3/15/26         57,974        59,383
                 GNMA I 421473X                                                   7.00%     6/15/26        305,058       312,477
                 GNMA I 422305X                                                   7.00%     2/15/26         63,802        65,354
                 GNMA I 396841X                                                   7.00%     2/15/26        263,003       259,219
                 GNMA I 437983X                                                   7.50%    11/15/26        244,563       240,836
                 GNMA I 429541X                                                   7.50%    10/15/26         90,979        89,592
                 GNMA I 429164X                                                   7.50%     8/15/26        370,715       365,066
                 GNMA I 167450X                                                   9.50%     9/15/19        273,188       272,885
                 GNMA I 780463X                                                   7.00%    11/15/26        566,533       558,383
                 GNMA I NEW 347713X                                               6.50%     1/15/24        168,698       165,748
                 GNMA I NEW 355015X                                               6.50%     1/15/24         51,159        50,264
                 GNMA I NEW 364488X                                               6.50%     1/15/24        261,462       256,890
                 GNMA I NEW 366710X                                               6.50%     2/15/24        750,628       737,502
                 GNMA I NEW 375870X                                               6.50%     3/15/24         69,161        67,951
                 GNMA I NEW 376894X                                               6.50%     3/15/24        825,278       810,847
                 GNMA I NEW 387187X                                               6.50%     2/15/24        316,027       310,501
                 GNMA 421448X                                                     7.00%     1/15/26        175,446       172,922
                 TREASURY INFL INDX                                               3.38%     1/15/07        502,317       506,402
                 TREASURY INFL INDX                                               3.63%     7/15/02        514,783       527,823
                 US TREASURY BONDS                                                7.63%     2/15/25      5,205,430     4,602,100
                 US TREASURY NOTES                                                6.38%     8/15/02      2,854,031     2,870,839
                 US TREASURY NOTES                                                6.50%    10/15/06      1,001,251     1,009,956
                                                                                                      ------------  ------------
            Subtotal government and agency obligations                                                $ 56,820,567  $ 55,592,810
                                                                                                      ------------  ------------
              Total Commonwealth Life Insurance Company and Transamerica Life
              Insurance and Annuity Company SIC Assets (1)                                            $ 95,813,871  $ 93,374,980
                                                                                                      ------------  ------------
          Grand total SIC Assets                                                                      $181,383,049  $177,574,298
                                                                                                      ------------  ------------
          SIC contract wrapper                                                                                      $  7,443,159
														    ------------
          Total value of SICs at December 31, 1999                                                                  $185,017,457

                                                                                                                    ------------
             TOTAL ENTERGY STABLE INCOME FUND GICs & SICs                                             $209,790,038  $213,424,446
                                                                                                      ------------  ------------
Loans to participants*									    1/15/00 -
 (Bearing interest rates of prime +1% with terms of up to 20 years)            6% - 11.5%   1/11/20            N/A  $ 29,662,767
                                                                                                    --------------  ------------
Total Assets Held for Investment Purposes
                                                                                                    $1,010,460,901 $1,183,758,440
                                                                                                    ============== ==============
(1) Commonwealth Life Insurance Company and Transamerica Life Insurance
    and Annuity Company jointly issued SIC wrappers over 50% of the
    Entergy Lehman Aggregate Managed SIC.



* Denotes a party-in-interest to the Entergy Savings Plan


            SAVINGS PLAN OF ENTERGY CORPORATION AND SUDSIDIARIES
                   Schedule of Reportable Transactions
                  For the Year Ended December 31, 1999

                     E.I.N. 72-1229752 (Plan No. 003)

                                                                 Selling or
                                      Number of      Purchase     Redemption
Description                          Transactions     Price          Price         Cost      Gain/(Loss)
Purchase Transactions:

Entergy Corporation Common Stock *            192  $48,738,384

Selling Transactions:
Entergy Corporation Common Stock *            550                $34,958,382   $29,030,214  $5,928,168

*  Denotes a party-in-interest to the Entergy Savings Plan



                               SIGNATURE


      The Entergy Savings Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   SAVINGS PLAN OF ENTERGY
                                   CORPORATION AND SUBSIDIARIES


                                   By:  /s/ Darrell A. Guidroz
                                        Darrell A. Guidroz
                                        Director, HR Compensation and Benefits



Dated:  June 26, 2000

                  CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-54298) of Entergy Corporation of our report dated June 23, 2000 relating to the financial statements and supplemental schedules of the Savings Plan of Entergy Corporation and Subsidiaries, which appears in this Form 11-K.



PricewaterhouseCoopers LLP

New Orleans, Louisiana
June 27, 2000